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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE TO
                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                               pcORDER.COM, INC.
                           (NAME OF SUBJECT COMPANY)

                        TRILOGY SOFTWARE, INC. (OFFEROR)
                            (NAME OF FILING PERSON)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                ----------------

                                  70453H 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

                             LANCE A. JONES, ESQ.
                      VICE PRESIDENT AND GENERAL COUNSEL
                            TRILOGY SOFTWARE, INC.
                           6034 WEST COURTYARD DRIVE
                              AUSTIN, TEXAS 78730
                                (512) 425-3167

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:

       HENRY LESSER, ESQ.                      DENNIS R. CASSELL, ESQ.
 GRAY CARY WARE & FREIDENRICH LLP               HAYNES AND BOONE, LLP
      400 HAMILTON AVENUE                7501 N. CAPITAL OF TEXAS HIGHWAY
  PALO ALTO, CALIFORNIA 94301                    BLDG. A, SUITE 130
        (650) 833-2425                          AUSTIN, TEXAS 78730
                                                   (512) 692-8388

                               RICHARD FRIEDMAN
                      VICE PRESIDENT, GENERAL COUNSEL AND
                                   SECRETARY
                               PCORDER.COM, INC.
                            5001 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                                (512) 694-1100

                          CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

           TRANSACTION VALUATION *  AMOUNT OF FILING FEE
--------------------------------------------------------

               $56,107,148              $11,229
--------------------------------------------------------------------------------

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THIS CALCULATION ASSUMES: (1) THE PURCHASE OF ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF pcORDER.COM, INC., AT A PRICE PER SHARE OF $6.375 IN CASH; (2) THE PURCHASE OF ALL SHARES OF CLASS A COMMON STOCK OF pcORDER.COM, INC. ISSUABLE UPON EXERCISE OF OUTSTANDING STOCK OPTIONS (WHETHER OR NOT PRESENTLY EXERCISABLE) WITH AN EXERCISE PRICE OF LESS THAN $6.375 PER SHARE AT A PRICE PER SHARE OF $6.375 IN CASH; AND
    (3) THE EXERCISE OF OUTSTANDING OPTIONS TO PURCHASE FROM TRILOGY SOFTWARE, INC. AN AGGREGATE OF 16,000 SHARES OF CLASS A COMMON STOCK OF pcORDER.COM, INC., AND THE PURCHASE OF THOSE CLASS A SHARES PURSUANT TO THE OFFER. AS OF OCTOBER 21, 2000, THERE WERE OUTSTANDING 6,237,565 SHARES OF CLASS A COMMON STOCK AND OPTIONS TO PURCHASE AN AGGREGATE OF 2,552,262 SHARES OF CLASS A COMMON STOCK AT EXERCISE PRICES LOWER THAN $6.375 PER SHARE. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
    0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

    AMOUNT PREVIOUSLY PAID: $7,953

    FILING PARTY: TRILOGY SOFTWARE, INC.

    FORM OR REGISTRATION NO.: SCHEDULE TO/13E-3

    DATE FILED: NOVEMBER 6, 2000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
   STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
   RESULTS OF THE TENDER OFFER:
[ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO dated November 6, 2000, as previously amended (the "SCHEDULE TO"), relates to the third-party tender offer by Trilogy Software, Inc., a Delaware corporation ("TRILOGY"), to purchase any and all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of pcOrder.com, Inc., a Delaware corporation ("pcORDER"), at a purchase price of $6.375 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "INITIAL OFFER TO PURCHASE"), a copy of which is attached hereto as Exhibit (a)(1)(A), the Supplement to the Offer to Purchase dated November 17, 2000 (the "SUPPLEMENT"), a copy of which is attached hereto as Exhibit (a)(1)(Y) (the Initial Offer to Purchase and the Supplement are together referred to herein as the "OFFER TO PURCHASE") and in the related Letter of Transmittal (the "LETTER OF TRANSMITTAL"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "OFFER").

     The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including as set forth below. All references in this Amendment No. 2 to information set forth under an identified caption of the Initial Offer to Purchase include references to any information set forth under the corresponding caption of the Supplement, all of which supplemental information is incorporated herein by reference in the applicable Item of this Schedule TO.

     This Amendment No. 2 is being filed for the following purposes:

          (1) to delete pcOrder as a co-filer with Trilogy in view of the fact that, concurrently herewith, pcOrder is separately filing a Schedule 13E-3 Transaction Statement with respect to the Offer;

          (2) to reference the information contained in the Supplement, as well as the information contained in the Initial Offer to Purchase, in response to the applicable Items of Schedules TO and 13E-3;

          (3) to reflect the addition of certain Exhibits (see Item 12); and

          (4) to reflect an increase in the filing fee to include Shares issuable upon exercise of all outstanding stock options exercisable at exercise prices lower than the Offer price of $6.375 per Share and the exercise of outstanding options to purchase from Trilogy an aggregate of 16,000 shares of Common Stock and the purchase of those shares pursuant to the Offer.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is pcOrder.com, Inc., a Delaware corporation. pcOrder's executive offices are located at 5001 Plaza on the Lake, Austin, Texas 78746, telephone (512) 684-1100.

     (b) The class of securities to which this Schedule TO relates is the Common Stock, of which 6,237,565 Shares were issued and outstanding as October 21, 2000. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Tender Offer--Section 6. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by Trilogy. The information set forth in "The Tender Offer--Section 8. Certain Information Concerning Trilogy and Sub" of the Offer to Purchase and on Section 1 of Schedule I thereto is incorporated herein by reference.

     (b) The information set forth in "The Tender Offer--Section 8. Certain Information Concerning Trilogy and Sub" of the Offer to Purchase and on
Section 1 of Schedule I thereto is incorporated herein by reference.

     (c) The information set forth in "The Tender Offer--Section 8. Certain Information Concerning Trilogy and Sub" of the Offer to Purchase and on Section 1 of Schedule I thereto is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The information set forth in "Special Factors--Related Party Transactions" and "Special Factors--Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase and Schedule III thereto is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between Trilogy or, to the best knowledge of Trilogy, any of the persons listed on Schedule I to the Offer to Purchase, and pcOrder or any of its executive officers, directors or affiliates.

     (b) The information set forth in the "Introduction," "Special Factors-- Background of the Offer and the Merger," "Special Factors--Plans for pcOrder After the Offer and the Merger; Certain Effects of the Offer," and "Special Factors--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "Introduction," "Special Factors-- Background of the Offer and the Merger," "Special Factors--Plans for pcOrder After the Offer and the Merger; Certain Effects of the Offer" and "Special Factors--The Merger Agreement" of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between Trilogy or, to the best knowledge of Trilogy, any of those persons listed on Schedule I to the Offer to Purchase and pcOrder or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1), (2), (4)-(7) The information set forth in the "Introduction," "Special Factors--Background of the Offer and the Merger," "Special Factors--The Merger Agreement," "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Trilogy for the Offer and the Merger," "Special Factors--Plans for pcOrder after the Offer and the Merger; Certain Effects of the Offer" and "The Tender Offer--Section 10. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (c)(3) None.

     (c)(8) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in "The Tender Offer--Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the "Introduction," "Special Factors--Transactions and Arrangements Concerning the Shares," "Special Factors--Beneficial Ownership of the Shares" and "The Tender Offer--Section 8. Certain Information Concerning Trilogy and Sub" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Special Factors--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase and on Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the "Introduction" and "The Tender Offer--
Section 12. Fees and Expenses" of the Offer to Purchase and in "Special Factors--Analysis of Financial Advisor to Trilogy" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in "Special Factors--The Merger Agreement," "Special Factors--Plans for pcOrder after the Offer and the Merger; Certain Effects of the Offer," "Special Factors--Certain Litigation" and "The Tender Offer--Section 14. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXPLANATORY NOTE: All of the following exhibits, except for those listed as "added by this Amendment No. 2," have previously been filed as exhibits to the Schedule TO.

     (a)(1)(A) Offer to Purchase dated November 6, 2000.

     (a)(1)(B) Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc., dated November 6, 2000. (Filed as Schedule 14D-9 on November 6, 2000 and incorporated herein by reference.)

     (a)(1)(C) Letter of Transmittal.

     (a)(1)(D) Notice of Guaranteed Delivery.

     (a)(1)(E) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(F) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(H) Summary Advertisement as published on November 6, 2000.

     (a)(1)(I) Press Release, dated October 25, 2000, regarding the proposed transaction between Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

     (a)(1)(J) Press Release, dated October 25, 2000, regarding the financial results of the pcOrder.com Inc. for the quarter ended September 30, 2000. (Filed as Exhibit 2 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

     (a)(1)(K) Letter delivered to all employees of pcOrder.com Inc. by regarding the proposed transaction between Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Filed as Exhibit 3 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

     (a)(1)(L) Press Release, dated November 1, 2000, reporting the filing of five lawsuits. (Filed as Exhibit 1 to Schedule TO-C filed by pcOrder.com, Inc. on November 1, 2000 and incorporated herein by reference.

     (a)(1)(M) Letter delivered to all employees of PcOrder.com, Inc. by electronic mail on November 3, 2000 regarding treatment of stock options in the acquisition of pcOrder.com, Inc. by Trilogy Software, Inc. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder.com, Inc. on November 3, 2000 and incorporated herein by reference.)

     (a)(1)(N) Letter to stockholders from Ross A Cooley, Chairman and Chief Executive Officer of pcOrder.com, Inc., dated November 6, 2000.

  (a)(1)(O) Asset Transfer Agreement, dated June 1, 1996, between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.9 to the registration statement on Form S-1 (File No. 333-62985) of pcOrder (the "February 1999 Form S-1") and incorporated herein by reference.)

  (a)(1)(P) Amendment to Asset Transfer Agreement, dated August 21, 1998, by and between Trilogy Software, Inc., f/k/a Trilogy Development Group, Inc. and pcOrder.com, Inc (Filed as Exhibit 10.10 to the February 1999 Form S-1 and incorporated herein by reference.)

  (a)(1)(Q) Tax Allocation Agreement, dated March 4, 1996, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.8 to the February 1999 Form S-1 and incorporated herein by reference.)

  (a)(1)(R) Management Services Agreement, dated July 1, 1998, between Trilogy Software, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.7 to the February 1999 Form S-1 and incorporated herein by reference.)

  (a)(1)(S) Technology, Services and License Agreement, dated September 1, 1998, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.6 to the February 1999 Form S-1 and incorporated herein by reference.)

  (a)(1)(T) Amendment to Technology, Services and License Agreement, dated October 8, 1999, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.17 to the Annual Report of pcOrder.com, Inc. on Form 10-k for the year ended December 31, 1999 and incorporated herein by reference.)

  (a)(1)(U) Letter dated November 6, 2000 from pcOrder.com, Inc. to Purchasers under the pcOrder Employee Stock Purchase Plan.

  (a)(1)(V) Item 8 and Items 10 through 13 of pcOrder's annual Report on Form 10-k for the year ended December 31, 2000. (Filed on Form 10-K (File No. 333-62985) on March 30, 2000 and incorporated herein by reference.)

  (a)(1)(W) Letter dated November 13, 2000 from pcOrder.com, Inc. to Purchasers under the pcOrder Employee Stock Purchase Plan. (Orginally filed as Exhibit (a)(1)(W) in Amendment No. 1 to the Schedule TO).

  (a)(1)(X) Item 1 of pcOrder's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000. (Filed on Form 10-Q on November 6, 2000 and incorporated herein by reference.)

  (a)(1)(Y) Supplement to Offer to Purchase dated November 17, 2000. (Added by this Amendment No. 2.)

  (a)(1)(Z) Amendment No. 1, dated November 13, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc. dated November 6, 2000. (Filed as Amendment No. 1 to Schedule 14D-9 on November 13, 2000 and incorporated herein by reference.) (Added by this Amendment No. 2.)

  (a)(1)(AA) Amendment No. 2, dated November 17, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc. dated November 6, 2000, as previously amended by Exhibit (a)(1)(Z). (Filed as Amendment No. 2 to Schedule 14D-9 on November 17, 2000 and incorporated herein by reference.) (Added by this Amendment No. 2.)

  (a)(1)(BB) Letter to stockholders from Ross A. Cooley, Chairman and Chief Executive Officer of pcOrder.com, Inc., dated November 17, 2000. (Added by this Amendment No. 2.)

  (a)(1)(CC) Letter delivered to all employees of pcOrder.com, Inc. by electronic mail on November 17, 2000 regarding the anticipated timing aspects of the Offer and the Merger. (Added by this Amendment No. 2.)

  (a)(5)(A) Complaint of James F. Martens against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris Ross A. Cooley and Joseph A. Liemandt, filed in the District Court of Travis County, Texas, 353rd Judicial District, on October 26, 2000.

  (a)(5)(B) Complaint of Thomas L. Hanley against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross
A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 26, 2000.

  (a)(5)(C) Complaint of Amy Collins against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross of Delaware, on October 26, 2000.

  (a)(5)(D) Complaint of Sidney Issacs against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross of Delaware, on October 25, 2000.

  (a)(5)(E) Complaint of Andy Hickman against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A Lacy, Jr., Peter J. Barris, Ross A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the States of Delaware, on October 25, 2000.

     (a)(5)(F) Complaint of Jeanette Corpus against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacey, Jr., Peter J. Barris, Ross
A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware on November 1, 2000.

     (a)(5)(G) Notice and Order of Dismissal filed in the Court of Chancery in the State of Delaware on November 13, 2000 and signed by the court on November 15, 2000. (Added by this Amendment No. 2.)

     (a)(5)(H) Complaint of Jerry Krim against pcOrder.com, Inc., Trilogy Software, Inc., Ross A. Cooley, Joseph A. Liemandt, Robert W. Stearns, Linwood
A. Lacy, Jr. and Peter J. Barris, filed in the District Court of Travis County, Texas 201st Judicial District, on November 8, 2000. (Added by this Amendment No. 2.)

     (b) None.

     (c)(1) Opinion of Dain Rauscher Wessels to the Special Committee of the Board of Directors of the Company, dated October 24, 2000. (Included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

     (c)(2) Materials presented by Dain Rauscher Wessels to the Special Committee of the Board of Directors of pcOrder.com, Inc.

     (c)(3) Materials presented by SG Cowen Securities Corporation to the Special Committee of the Board of Directors of Trilogy Software, Inc. and to the Board of Directors of Trilogy Software, Inc.

     (d)(1) Agreement and Plan of Merger dated as of October 25, 2000, by and among Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Included as Annex A of the Offer to Purchase filed herewith as Exhibit
(a)(1)(A).)

     (d)(2) Form of Option Settlement Agreement to be entered into by and among pcOrder, Trilogy and holders of options to purchase shares of Class A common stock of pcOrder. (Originally filed as Exhibit (d)(1)(B) in Amendment No. 1 to the Schedule TO.)

     (e) Not applicable.

     (f) Section 262 of the Delaware General Corporation Law. (Included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

     (g) None.

     (h) None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     The information set forth in the Offer, including specifically as set forth in "Summary Term Sheet," "Introduction," "Special Factors--Interests of Certain Persons in the Offer and the Merger," "Special Factors--Plans for pcOrder After the Offer and the Merger; Certain Effects of the Offer," "The Tender Offer--
Section 11. Certain Effects of the Offer on the Market for the Shares," "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Trilogy for the Offer and the Merger," "The Tender Offer--Section 5. Certain U.S. Federal Income Tax Consequences," "Special Factors--Recommendation of the pcOrder Special Committee and the pcOrder Board; Fairness of the Offer and the Merger," "Special Factors--Opinion of Financial Advisor to the pcOrder Special Committee," "Special Factors--Position of Trilogy Regarding Fairness of the Offer and the Merger," "The Tender Offer--Section 13. Certain Conditions to the offer," "Special Factors--Background of the Offer and the Merger," "Special Factors--The Merger Agreement," "The Tender Offer--Section 12. Fees and Expenses," "Special Factors--Beneficial Ownership of the Shares," "Special Factors--Dissenters' Rights," "The Tender Offer--Section 7. Certain Information Concerning pcOrder," "Special Factors--Analysis of Financial Advisor to Trilogy," "Special Factors--Related Party Transactions," "Special Factors-- Interests of Certain Persons in the Offer and the Merger," "Special Factors-- Certain Financial Projections," "Special Factors--Certain Litigation" and "Special Factors--Transactions and Arrangements Concerning the Shares," of the Offer to Purchase and on Schedule I,II and III to the Offer to Purchase is incorporated herein by reference.

                                   SIGNATURE

   After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          TRILOGY SOFTWARE, INC.

                                          By:       /s/ Dennis R. Cassell
                                             ----------------------------------
                                             Dennis R. Cassell
                                             Secretary

Date: November 17, 2000


EXHIBIT NO.  DESCRIPTION
-----------  -----------

EXPLANATORY NOTE: All of the following exhibits, except for those listed as "added by this Amendment No. 2," have previously been filed as exhibits to the Schedule TO.

(a)(1)(A)    Offer to Purchase dated November 6, 2000.

(a)(1)(B) Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc., dated November 6, 2000 (Filed as Schedule 14D-9 on November 6, 2000 and incorporated herein by reference.)

(a)(1)(C)    Letter of transmittal.

(a)(1)(D)    Notice of Guaranteed Delivery.

(a)(1)(E)    Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.

(a)(1)(F)    Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees.

(a)(1)(G)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

(a)(1)(H)    Summary Advertisement as published on November 6, 2000.

(a)(1)(I)    Press Release, dated October 25, 2000, regarding the proposed transaction between Trilogy Software, Inc., POT Acquisition Corp.,
             Inc. and pcOrder.com, Inc. (Filed as Exhibit 1 to the Schedule TO-C
             filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(J) Press Release, dated October 25, 200, regarding the financial results of pcOrder.com Inc. for the quarter ended September 30, 2000. (Filed as Exhibit 2 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(K) Letter delivered to all employees of pcOrder.com Inc by electronic mail on October 25, 2000 regarding to proposed transaction between Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com,
             Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(L) Press Release, dated November 1, 2000, reporting the filing of five lawsuits. (Filed as Exhibit 1 to Schedule TO-C filed by pcOrder.com

(a)(1)(M)    Letter delivered to all employees of pcOrder.com, Inc. by
             electronic mail on November 3, 2000 regarding treatment of stock options in the acquisition of pcOrder.com, Inc. by Trilogy Software, Inc. (Filed
             as Exhibit 1 to the Schedule TO-C filed by pcOrder.com, Inc. on November
             3, 2000 and incorporated herein by reference.)

(a)(1)(N)    Letter to stockholders from Ross A. Cooley, Chairman and Chief
             Executive Officer of pcOrder.com, Inc. dated November 6, 2000.

(a)(1)(O)    Asset Transfer Agreement, dated June 1, 1996, between Trilogy
             Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.9 to the registration statement on Form S-1 (File No. 333-62985) of pcOrder (the "February 1999 Form S-1") and incorporated herein by reference.)

(a)(1)(P)    Amendment to Asset Transfer Agreement, dated August 21, 1998, by and between Trilogy Software, Inc., f/k/a Trilogy Development Group, Inc.
             and pcOrder.com, Inc (Filed as Exhibit 10.10 to the February 1999 Form
             S-1 and incorporated herein by reference.)

(a)(1)(Q)    Tax Allocation Agreement, dated March 4, 1996, by and between Trilogy
             Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.8 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(R)    Management Services Agreement, dated July 1, 1998, between Trilogy
             Software, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.7 to the
             February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(S) Technology, Services and License Agreement, dated September 1, 1998, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc.
             (Filed as Exhibit 10.6 to the February 1999 Form S-1 and incorporated herein by reference.)
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


EXHIBIT NO.   DESCRIPTION
-----------   -----------
(a)(1)(T)     Amendment to Technology, Services and License Agreement, dated
              October 8, 1999, by and between Trilogy Development Group, Inc.
              and pcOrder.com, Inc. (Filed as Exhibit 10.17 to the Annual Report
              of pcOrder.com, Inc. on Form 10-k for the year ended December 31,
              1999 and incorporated herein by reference.)

(a)(1)(U) Letter dated November 6, 2000 from pcOrder.com, Inc. to Purchasers under the pcOrder Employee Stock Purchase Plan.

(a)(1)(V)     Item 8 and Items 10 through 13 of pcOrder's annual Report on Form
              10-k for the year ended December 31, 2000. (Filed on Form 10-K
              (File No. 333-62985) on March 30, 2000 and incorporated herein by reference.)

(a)(1)(W)     Letter dated November 13, 2000 from pcOrder.com, Inc. to
              Purchasers under the pcOrder Employee Stock Purchase
              Plan. (Orginally filed as Exhibit (a)(1)(W) in Amendment No. 1 to the Schedule TO).

(a)(1)(X) Item 1 of pcOrder's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000. (Filed on Form 10-Q on
              November 6, 2000 and incorporated herein by reference.)

(a)(1)(Y)     Supplement to Offer to Purchase dated November 17, 2000
              (Added by this Amendment No. 2)

(a)(1)(Z)     Amendment No. 1, dated November 13, 2000, to Recommendation
              Statement on Schedule 14D-9 of pcOrder.com, Inc. dated November 6,
              2000. (Filed as Amendment No. 1 to Schedule 14D-9 on November 13,
              2000 and incorporated herein by reference.) (Added by this Amendment No. 2.)

(a)(1)(AA)    Amendment No. 2, dated November 17, 2000, to Recommendation
              Statement on Schedule 14D-9 of pcOrder.com, Inc. dated November 6,
              2000, as previously amended by Exhibit (a)(1)(Z). (Filed as Amendment No. 2 to Schedule 14D-9 on November 17, 2000 and incorporated herein by reference.) (Added by this Amendment No.
              2.)

(a)(1)(BB)    Letter to stockholders from Ross A. Cooley, Chairman and Chief
              Executive Officer of pcOrder.com, Inc., dated November 17, 2000.
              (Added by this Amendment No. 2.)

(a)(1)(CC) Letter delivered to all employees of pcOrder.com, Inc. by electronic mail on November 17, 2000 regarding the anticipated timing aspects of the Offer and the Merger. (Amended by this Amendment No. 2.)

(a)(5)(A)     Complaint of James F. Martens against pcOrder.com, Inc., Trilogy
              Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J.
              Barris Ross A. Cooley and Joseph A. Liemandt, filed in the
              District Court of Travis County, Texas, 353rd Judicial District, on October 26, 2000.

(a)(5)(B)     Complaint of Thomas L. Hanley against pcOrder.com, Inc., Trilogy
              Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J.
              Barris, Ross A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 26, 2000.

(a)(5)(C)     Complaint of Amy Collins against pcOrder.com, Inc., Trilogy
              Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J.
              Barris, Ross of Delaware, on October 26, 2000.

(a)(5)(D)     Complaint of Sidney Issacs against pcOrder.com, Inc., Trilogy
              Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J.
              Barris, Ross of Delaware, on October 25, 2000.

(a)(5)(E)     Complaint of Andy Hickman against pcOrder.com, Inc., Trilogy
              Software, Inc., Robert W. Stearns, Linwood A Lacy, Jr., Peter J.
              Barris, Ross A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the States of Delaware, on October 25, 2000.

(a)(5)(F)     Complaint of Jeanette Corpus against pcOrder.com, Inc., Trilogy
              Software, Inc., Robert W. Stearns, Linwood A. Lacy, jr., Peter J.
              Barris, Ross A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on November 1, 2000.

(a)(5)(G) Notice and Order of Dismissal filed in the Court of Chancery in the State of Delaware on November 13, 2000 and signed by the court on November 15, 2000. (Added by this Amendment No. 2.)

(a)(5)(H)     Complaint of Jerry Krim against pcOrder.com, Inc., Trilogy
              Software, Inc., Ross A. Cooley, Joseph A. Liemandt, Robert W.
              Stearns, Linwood A. Lacy, Jr. and Peter J. Barris, filed in the
              District Court of Travis County, Texas 201st Judicial District, on
              November 8, 2000.  (Added by this Amendment No. 2.)

(b)           None.

(c)(1)        Opinion of Dain Rauscher Wessels to the Special Commitee of the
              Board of Directors of the Company, dated October 24, 2000.
              (Included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

(c)(2)        Materials presented by Dain Rauscher Wessels to the Special
              Committee of the Board of Directors of pcOrder.com, Inc.

(c)(3)        Materials presented by SG Cowen Securities Corporation to the
              Special Committee of the Board of Directors of Trilogy Software,
              Inc. and to the Board of Directors of Trilogy Software, Inc.

(d)(1) Agreement and Plan of Merger dated as of October 25, 2000, by and among Trilogy Software, Inc., POI Acquisition Corp, Inc. and pcOrder.com, Inc. (Included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

(d)(2) Form of Option Settlement Agreement to be entered into by and among pcOrder, Trilogy and holders of options to purchase shares of Class A common stock of pcOrder. (Originally filed as Exhibit
              (d)(1)(B) in Amendment No. 1 to the Schedule TO.)

(e)           Not applicable.

(f)           Section 262 of the Delaware General Corporation Law. (Included as
              Annex C of the Offer to Purchase filed herewith as Exhibit
              (a)(10(A).)

(g)           None.

(h)           None.
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